                                                                   EXHIBIT 8


                               September 9, 1997



VIA TELECOPY AND
FEDERAL EXPRESS

Mr. Stephen J. Kiel, Senior Vice President
The Ground Round, Inc.
35 Braintree Hill Office Park
Braintree, Massachusetts  02184-9078

       RE: $20,000,000.00 OF SALE/LEASEBACK FINANCING FOR THE GROUND ROUND, INC.
           (THE "PROPERTIES")

Dear Sirs:

         CNL Fund Advisors, Inc. (the "Company") hereby issues this commitment letter ("Commitment") by which it agrees to enter, or cause an affiliate to enter, into sale-leaseback transactions with The Ground Round, Inc. (as "Seller/Lessee") for an amount not to exceed Twenty Million Dollars ($20,000,000.00) plus costs approved herein for properties which are to be operated as The Ground Round or Gold Fork Restaurants, or any other restaurant operated by Seller/Lessee, (the "Properties"). Up to Two Million Dollars ($2,000,000.00) of this Commitment plus costs approved herein shall be funded following completion of renovations and repairs of the restaurants located in Coon Rapids, Minnesota and Bridgeton, Missouri, provided that the closing occurs on or before September 4, 1998. Seller/Lessee agrees to make the Properties available for acquisition and leaseback within the time periods and subject to the terms and conditions set forth herein.

         Seller/Lessee may withdraw from consideration and funding any Property which does not meet the requirements of this Commitment; additionally, Seller/Lessee may withdraw from consideration the Properties located in Coon Rapids, Minnesota and/or Bridgeton, Missouri in the event Seller/Lessee elects not to repair and renovate such Properties. In the event fifteen (15) Properties having an agreed Purchase Price (as hereinafter defined) of at least Fifteen Million Dollars ($15,000,000.00) are not available which meet the requirements of this Commitment, then this Commitment and the obligations hereunder may be terminated by either party; however, in such event, Seller/Lessee shall reimburse the Company for reasonable costs incurred in connection with any withdrawn properties, subject to the limitations set forth in this Commitment.

Mr. Stephen J. Kiel, Senior VP
September 24, 1997
Page 2


         This Commitment provides funding for the acquisition of Properties beginning as of the date hereof. Subject to the Seller/Lessee's delivery and Company's satisfactory review of the items required by this Commitment, the parties will use their best efforts to close on all Properties except the Coon Rapids and Bridgeton sites by September 30, 1997, and to close the Coon Rapids and Bridgeton sites by September 4, 1998. Funding under this Commitment and the obligations of the Company hereunder are both expressly conditioned upon: (a) approval of each Property by the Company based on a physical inspection of the Properties and a review of the site and other information to be provided to the Company by Seller/Lessee and specified in the following paragraph; and (b) restructuring of Seller/Lessee's term debt in a manner satisfactory to Company.

         Within ten (10) days following the full execution of this Commitment, Seller/Lessee shall submit to the Company, in writing, a list of the prospective Properties for acquisition by the Company which lists shall specify the estimated Purchase Prices (as defined below). Seller/Lessee has furnished certain information regarding the prospective Properties which will be reviewed by Company, in the form of Phase I environmental reports, surveys and title commitments; other information shall either by furnished by Seller/Lessee or obtained by Company as provided in this Commitment. Company shall use its best efforts to review the Phase I environmental reports by September 2, 1997, and notify Seller/Lessee regarding: (a) those Properties which are rejected on the basis of such reports; and (b) those Properties whose Phase I environmental reports require further clarification prior to a determination of approval of such reports. Upon receipt of such information, Seller/Lessee may elect to withdraw one or more Properties from consideration, and shall by September 5, 1997, authorize Company to proceed with its due diligence review on all Properties which are not theretofore rejected or removed from consideration, including without limitation, ordering appraisals and conducting physical inspections of the Properties.

This Commitment is made subject to the following terms and conditions:

         1. Purchase Price. The purchase price for each Property (the "Purchase Price") shall be subject to the total amount of this Commitment, subject to the appraisal requirements set forth in Paragraph 8B of this Commitment, and shall equal the total of (i) the purchase price of the land and building improvements as established by agreement of Seller/Lessee and Company, plus (ii) all approved Seller/Lessee closing costs, plus (iii) all Company closing and acquisition costs. All Company acquisition costs incurred in connection with this transaction shall be paid by Seller/Lessee, but as indicated above the Company will permit Seller/Lessee to include them in the Purchase Price so that the costs will be funded at closing out of the sale-leaseback proceeds. Company acquisition costs will include an appraisal fee (approximately $2,500 per property), Company's legal fees equal to 0.65% of the Purchase Price, travel and lodging expenses (not to exceed $1,000.00 per site) related to the physical inspection of each Property by a Company representative, and related miscellaneous out-of-pocket expenses (e.g., telecopy and Federal Express

Mr. Stephen J. Kiel, Senior VP
September 24, 1997
Page 3


charges). Seller/Lessee's closing costs which may be included in the Purchase Price include title insurance premiums, transfer taxes or stamps, environmental audit costs, survey costs, recording fees, Seller/Lessee's legal fees and costs, Seller/Lessee's brokerage fees, and other closing costs.

         2. Contract for Purchase and Sale. Prior to each closing, the Company and Seller/Lessee shall enter into a contract for purchase and sale consistent with this Commitment and containing such commercially reasonable representations and warranties as may be required by the Company. The form of such contract shall be mutually satisfactory to Seller/Lessee and Company.

         3. Lease. The lease agreements to be entered into between the Company and Seller/Lessee (the "Lease") shall be in form reasonably satisfactory to Seller/Lessee and Company. The Lease shall include the following provisions:

                  A.       Term. The primary term of the Lease will be twenty
                           (20) years with five (5) successive five (5) year renewal options.

                  B. Rent. The initial annual minimum rent ("Minimum Rent") under the Lease shall be equal to ten and one-quarter percent (10.25%) multiplied by the Purchase Price. A percentage rent sum ("Percentage Rent") shall be due and payable in addition to the Minimum Rent. Percentage Rent shall be payable within thirty (30) days following the end of each Lease Year. For purposes of calculating Percentage Rent, Seller/Lessee and Company shall agree on a base level for gross sales for each store (the "Base Sales") and Percentage Rent shall be calculated upon the amount of gross sales above the Base Sales for such stores. The amount of such Percentage Rent shall be calculated according to the following:

                           Increase above Base Sales        Percentage Rent
                           -------------------------        ---------------
                           0 - 33.33% increase                     6%
                           33.34 - 66.7% increase                5.5%
                           66.8 - 100% increase                  5.0%

For increases in gross sales in excess of 100%, then Percentage Rent shall decrease by 0.5% for every additional 33.33% increase above Base Sales. Percentage Rent shall be calculated on a pro rata basis for any partial Lease Year.

Mr. Stephen J. Kiel, Senior VP
September 24, 1997
Page 4


                  C. Late Charges. The lease shall contain provisions regarding the payment of additional charges by Seller/Lessee in the event payments due under the lease are not timely received.

                  D. Insurance, Taxes, Utilities, Maintenance and Repairs. The Lease shall be absolutely triple net. Accordingly, Seller/Lessee shall pay all taxes and assessments, utilities, maintenance costs, repair costs, the costs of replacing obsolete components, and insurance costs applicable to both the Property and any equipment thereon. Seller/Lessee will be required to maintain the Property and all components thereof to a standard which complies with the Lease. At or prior to the closing, Seller/Lessee shall deliver to the Company certificates of insurance evidencing (i) "all risk" property insurance (including earthquake and flood insurance, where applicable and if available) in an amount not less than the insurable replacement cost of the Property with any deductible in excess of One Hundred Thousand Dollars ($100,000.00) to be approved by Company (such approval not to be unreasonably withheld), (ii) commercial general liability insurance and liquor liability insurance, each in an amount not less than One Million Dollars ($1,000,000.00) for each occurrence, with any deductible in excess of Two Hundred and Fifty Thousand Dollars ($250,000.00) to be approved by the Company (such approval not to be unreasonably withheld), and with an umbrella policy in an amount not less than Six Million Dollars ($6,000,000.00) per occurrence in excess of the general liability and liquor liability coverages required above, and (iii) rental value insurance covering risk of loss due to the occurrence of any of the hazards insured against under Tenants' "all risk" coverage insurance and providing coverage in an amount sufficient to permit the payment of rents payable hereunder for a period (in such case) of not less than six (6) months, provided such coverage is available at commercially reasonable rates. In each case, all insurance shall name the Company and/or its affiliates as an additional insured and coverage may not be canceled without thirty (30) days prior written notice to the Company. All insurance companies shall be selected by Seller/Lessee, rated A minus (A-) or better by Best's Insurance Rating Service (or if Best's Insurance Rating Service no longer rates insurance companies, then by a similar rating service and for a reasonable equivalent rating), and shall be acceptable to the Company in Company's reasonable discretion.

                  E. Assignability of Lease Interest. Seller/Lessee shall have the right to sublease the Property or assign its rights under the Lease, but only if: (1) Seller/Lessee

Mr. Stephen J. Kiel, Senior VP
September 24, 1997
Page 5


                           remains fully liable for Seller/Lessee's obligations under the Lease; and (2) the Property is used for the operation of a nationally or regionally recognized restaurant or retail chain and which does not violate any applicable governmental zoning codes, and which is not noxious or offensive, and which does not relate to the sale or exhibition of sexually explicit material; and (3) the sublessee or assignee has a financial worth and ability to generate percentage rentals at the Property in amounts not less than Seller/Lessee. Seller/Lessee shall have the full and free right to sublet, assign, or otherwise transfer its interest in the Lease and the premises described therein to a subsidiary of Seller/Lessee or to a franchisee or any parent or operating subsidiary of Seller/Lessee, or a corporation or other entity with which Seller/Lessee may merge or consolidate or to which Seller/Lessee may sell all or a substantial portion of its assets or stock, without the Company's approval, written or otherwise; provided, however, that the Property shall be used only as it was used prior to such transfer event. No assignment or subletting shall operate to release Seller/Lessee from its obligations under the Lease. In connection with and prior to any permitted assignment or subletting, Seller/Lessee shall give the Company written notice of such an assignment or subletting together with (i) a copy of the assignment or subletting documents, and the name, address and telephone number of the assignee or sublet tenant and
                           (ii) a new insurance policy and binder naming the assignee or sublet tenant operator and occupant of the Property. The Company may assign its rights under the Lease without Seller/Lessee's consent in connection with a transfer of the Property to any affiliate of the Company, and in such event, Seller/Lessee's right of first refusal (defined elsewhere in this Commitment) shall not apply to such assignment and transfer., but shall remain in full force and effect.

                  F. Conduct of Business. Except as may be permitted in 7E above, the use of the Property shall be limited to the operation of The Ground Round or Gold Fork Restaurant or any other restaurant operated by Seller/Lessee, and Seller/Lessee shall continuously operate such restaurant on the Property except for temporary closure due to repairs, Acts of God and similar matters. The Seller/Lessee shall at all times maintain the Property and operate its business in material compliance with all applicable regulations and requirements of all county, municipal, state, federal and other governmental authorities, and instruments of record affecting the Property which are now in force or which are enacted during the term of the Lease.

Mr. Stephen J. Kiel, Senior VP
September 24, 1997
Page 6


                  G. Form of Entity. Seller/Lessee must be duly formed and in good standing under the laws of the state of its formation and, if it is a foreign entity, it shall be qualified to do business in the state where the Property is located.

                  H. Cross Default. A monetary default under any Lease which is not cured within the applicable cure period provided for in the lease shall, at Company's option be and constitute a default under all Leases.

                  I. Seller/Lessee's First Right of Refusal. The Lease shall provide the Seller/Lessee with a first right of refusal to purchase the Property on the same terms and conditions as those contained in an offer received by the Company from a third party if the Company intends to accept such third party offer. Seller/Lessee's right of first refusal shall not apply to assignments and transfers made by the Company to an affiliate of the Company.

                  J. Option to Purchase. At any time after the seventh (7) Lease Year, the Seller/Lessee shall have the option of purchasing the Property upon the terms and conditions set forth in the Lease provided that Seller/Lessee is not in default at the time of the exercise of such option. The option to purchase the Property shall terminate if the Seller/Lessee's right of first refusal becomes operative, Seller/Lessee does not exercise such right, and the offer triggering Seller/Lessee's right of first refusal closes. In the event the Seller/Lessee exercises its option to purchase, the option purchase price shall be the greater of:

                           i. The fair market value of the Property as of the option exercise date determined by an appraiser selected according to the requirements of this section; or

                           ii. The Purchase Price paid by the Company for the Property (as determined under Paragraph 1 hereof) plus twenty percent (20%).

For purposes of determining the fair market value of the Property, the Company shall select an appraiser (at its expense) to determine the fair market value of the Property and Seller/Lessee shall also select an appraiser (at its expense) to determine the fair market value of the Property. If such appraisers cannot agree on the fair market value of the Property as of the option exercise date and the lower of the two appraisals is not less than ninety-five percent (95%) of the higher appraisal, then the average of the two (2) appraisals shall be conclusively considered to be the fair market value of the Property. If such appraisers cannot agree on the fair market value of the Property

Mr. Stephen J. Kiel, Senior VP
September 24, 1997
Page 7


as of the option exercise date and the lower of the two appraisals is less than ninety-five percent (95%) of the higher appraisal, then the two (2) appraisers shall select a third appraiser (the expense of which shall be shared equally by Seller/Lessee and the Company) to determine such fair market value and the average of the three (3) appraisals shall be conclusively considered to be the fair market value of the Property. If one party fails to select an appraiser within thirty (30) days after the option exercise date, and the other party (the "Second Party") does select an appraiser, then the Second Party may notify the First Party that unless First Party has selected an appraiser within ten (10) days following delivery of the said notice to the First Party, the Second Party's appraisal shall be deemed to represent the fair market value of the Property.

                  K. Non-Compete. During the term of the Lease and any extensions thereof, Seller/Lessee shall not own an interest in, or operate, another restaurant within a two (2) mile radius of the Property. Seller/Lessee may request a shorter radius on a case by case basis, and Company agrees to reasonably consider such request.

                  L. Guaranty. If The Ground Round, Inc. is not the Seller/Lessee of the Property, then The Ground Round, Inc. shall unconditionally guarantee Seller/Lessee's full and faithful performance of all of Seller/Lessee's obligations under the Lease.

         5. Site Inspections. The Company reserves the right to physically inspect and approve each Property proposed by Seller/Lessee for closing in accordance with the transactions contemplated herein. Company shall conduct its site inspections in a manner which is sensitive to the ongoing business at the Properties.

         6. Adverse Conditions. This Commitment shall be contingent upon no material adverse change in the financial condition of Seller/Lessee or the occurrence of any event which may, in the Company's reasonable judgment, have a material adverse effect upon the Seller/Lessee. To that end, the Company shall have the right to review quarterly unaudited statements of Seller/Lessee, along with any other financial information the Company may reasonably require.

         7. Legal Documents. Company's counsel will prepare all leases, purchase agreements, and related documents, which documents shall be mutually acceptable to all parties.

         8. Required Documents. Not later than ten (10) days prior to any closing, the Seller/Lessee must submit or cause to be submitted to the Company or the Company shall have otherwise received the following documents or information in form and substance satisfactory to the Company, and the Company will use its best efforts to review such documents and information and

Mr. Stephen J. Kiel, Senior VP
September 24, 1997
Page 8


to prepare closing documentation in a timely manner. Failure to furnish any of this information in a timely manner may delay the closing. The Company shall have received and approved:

         A. The Seller/Lessee has provided the Company with ALTA Owner's Form of Title Insurance Commitments in the amount of the Purchase Price issued by a National Division Office of First American Title Insurance Company or another title insurance company acceptable to the Company, which commitments have not been reviewed at the time of this Commitment for sufficiency and accuracy. A 50 year chain of title shall also be provided to the Company, unless the Phase I environmental reports provided to Company otherwise satisfy the historical data search requirements of ASTM standards for such reports. The title insurance commitment shall provide for extended coverage and any reasonably necessary title endorsements reasonably required by Company's counsel, and title shall be subject to no material exceptions, unless approved in writing by the Company prior to closing.

         B. The Company shall order an appraisal completed by an appraiser selected by the Company showing the fair market value of the Property (including improvements to be funded by the Company) meets Company's requirements.

         C. The Seller/Lessee has provided the Company with Phase I environmental assessment reports, and the Company is currently reviewing same. Such reports must be dated within 180 days of the date of closing, must be prepared according to ASTM standards and including the review and delivery to the Company of a 50 year chain of title report unless the reports otherwise satisfy the historical data search requirements of ASTM standards for such report), and must be approved by and certified to the Company and its affiliates in accordance with the Company's certification instructions (i.e., Company's designation of the names to whom such reports should be certified) prepared by an appropriately licensed professional selected and approved by the Company, stating, among other things, that:

                  i. There is a low likelihood of the existence on the Property of the presence beyond minimum action levels of petroleum, petrochemical, toxic or other hazardous substances.

                  ii. Neither the Property nor any property within a one-half (1/2) mile radius thereof (that by reason of its elevation or relative groundwater gradient could result in any contaminants migrating to the Property) is identified on any local, state or federal register as a site containing or potentially containing any hazardous waste or toxic material beyond minimum action levels;

Mr. Stephen J. Kiel, Senior VP
September 24, 1997
Page 9



                  iii. Nothing in the public records discloses a condition or circumstance with respect to the Property which may require or may hereafter require a clean-up, removal or other remedial action or response which could subject an owner of the Property to any damages, penalties, claims, costs, or expenses;

                  iv. Based on an actual inspection of the Property and a review of available public records it does not appear that tanks or other facilities (including, but not limited to, petroleum, petrochemical or hazardous waste storage tanks or other facilities) are presently (or have ever been unless removed in accordance with law and with no further action recommended by the applicable governmental authority) located on, under or at the Property.

The firm providing the Phase I report or audit shall deliver to the Company (a) a copy of their errors and omissions liability coverage policy, which shall be in an amount which is not less than One Million Dollars ($1,000,000.00); (b) a statement describing any pending or threatened litigation against such firm; and
(c) a resume of the engineers preparing such report or audit.

         D. The Seller/Lessee shall provide the Company with a copy of the most recent Property real estate tax bill and a copy of the paid receipt therefor.

         E. The Seller/Lessee shall provide the Company with two (2) copies of a current survey (within 90 days prior to closing or otherwise sufficient to permit deletion of the standard survey exceptions for Company's owner title insurance policy) of the Property certified to the Company and/or its affiliates (as directed by the Company) and the title company, which survey was prepared after the date hereof by a registered surveyor acceptable to the Company and to the title company issuing the title commitment. The survey must show all existing improvements on the Property, all setback lines, all easements and utility lines, and shall reveal no material encroachments, unless waived by the Company.

         F. The Seller/Lessee shall provide the Company with certificates of insurance evidencing liability casualty insurance coverage in the form and amounts required above.

         G. Such documentation as is necessary to evidence the fact that Seller/Lessee is validly organized and in good standing under the laws of the state of its formation and that it is authorized to do business in the state where the Property is located, together with

Mr. Stephen J. Kiel, Senior VP
September 24, 1997
Page 10


                  such resolutions or approvals as are required for it to enter into this Commitment and to consummate the transactions contemplated hereby.

         H. The name, address, telephone and contact name of the party who currently provides Seller/Lessee's equipment financing relating to the Property, if any, together with a list of all items financed by the equipment lender/lessor.

         I. The Seller/Lessee shall provide copies of all necessary governmental permits, licenses and approvals required to operate the Property as a Ground Round Restaurant (including without limitation, the liquor license and the certificate of occupancy or equivalent, issued by the applicable governmental authority).

         J. Such other information or documentation as the Company might reasonably request as a prudent purchaser in order to finalize the transactions contemplated hereby.

         9. Opinion of Counsel. As a condition to closing, Company's counsel shall require the opinion of Seller/Lessee's counsel as to such matters as Company's counsel may deem appropriate, as to the following:

         A. Seller/Lessee is duly organized and validly existing under the laws of the state of their formation; has the power and its representatives have been duly authorized to enter into the transactions contemplated by this Commitment; and all necessary approvals required to consummate the transactions contemplated hereby have been obtained.

         B. There is no threatened or pending litigation relating to Seller/Lessee or any affiliate of Seller/Lessee which might affect either the sale or lease of the Property, or the operation of the contemplated business therein, or which might have a material adverse affect upon the financial condition of Seller/Lessee.

         C. Seller/Lessee is not in material violation of any material agreement, law, ordinance, regulation, ruling, court order or other governmental enactment regarding the Property and that consummation of the transactions contemplated hereby will not place Seller/Lessee in violation of any such matter.

         D. All documents executed by Seller/Lessee in connection with the closing have been duly executed and delivered, constitute valid and binding obligations of Seller/Lessee, and are enforceable according to their terms.

Mr. Stephen J. Kiel, Senior VP
September 24, 1997
Page 11


         10. Closing. At each closing, Seller/Lessee and Company shall each execute and/or deliver to the Company all documents, monies, instruments and other items required by this Commitment. Each party's obligation to close is conditioned upon its receipt and approval of all such documents, monies, instruments and items.

         11. Applicable Law. This Commitment shall be construed in accordance with the laws of the State of Florida. It is agreed that time shall be of the essence all terms and provisions of this Commitment.

         12. Survival. The terms and conditions of this Commitment shall survive closing with respect to the transaction contemplated herein.

         13. Not a Security Arrangement. The parties hereto acknowledge and agree that the contemplated transactions are not intended as a security arrangement or financing of real property, but rather shall be construed for all purposes as true leases.

         14. Company's Right of First Refusal. During the period of this Commitment, the Company shall have the right to finance, and Seller/Lessee agrees to place with the Company, up to Twenty Million Dollars ($20,000,000.00) of sale/leaseback transactions. If during the one (1) year period following the closing, Seller/Lessee desires to enter into restaurant real estate financing transactions in excess of the funding limits to which the Company is then committed, the Company shall have the right of first refusal to provide such restaurant real estate financing on the same or better terms than are being offered by any third party financing entity.

         15. Commitment Period. This Commitment shall expire unless, on or before ten (10) business days from the date of this Commitment set forth above, this Commitment is accepted and returned to the Company. If the transactions contemplated herein do not close within the time periods specified in this Commitment due to Seller/Lessee's failure to comply with the terms of this Commitment, then the Company shall have the option to terminate its obligations hereunder, in which event this Commitment shall be of no further force or effect.

         16. Brokerage. The Seller/Lessee Company has engaged Jones Lang Wootton as broker with respect to the Properties subject to this Commitment, the sale of Properties by Seller/Lessee to the Company and the leaseback thereof. In the event any brokerage fee or commission is payable to Jones Lang Wootton or any other person or entity in connection with the transactions contemplated herein, Seller/Lessee shall be responsible for paying such fee(s).

Mr. Stephen J. Kiel, Senior VP
September 24, 1997
Page 12



         17. Assignment of Commitment. This Commitment is not assignable by Seller/Lessee except to its parent or its affiliates. The Company may assign this Commitment in whole or part to an affiliate of the Company without Seller/Lessee's consent; however in the event of such assignment, Company shall remain responsible for its obligations hereunder.

         18. Faxed Counterparts as Originals. This Commitment may be signed in counterparts, each of which shall be deemed an original. Original signatures to faxed copies shall also be sufficient to bind the parties hereto.



                            [Continued on next page]

Mr. Stephen J. Kiel, Senior VP
September 24, 1997
Page 13


         If this Commitment is acceptable to you, please sign in the space provided below and return one executed original letter to my office. Following receipt of the executed Commitment, I shall instruct our legal counsel to prepare definitive documents consistent with the foregoing terms and conditions. If you have any questions, please do not hesitate to call me.

                                     Very truly yours,

                                     CNL FUND ADVISORS, INC.



                                     By: /s/ John T. Walker
                                         _______________________________________
                                         John T. Walker, Chief Operating Officer


ACCEPTED AND AGREED:

AS TO SELLER/LESSEE

THE GROUND ROUND, INC.




By: /s/  Stephen J. Kiel
    ______________________________
         Stephen J. Kiel

As Its:   Senior Vice President

Date:     9/9/97
      _____________________________